SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                The Cronos Group
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    L20708100
                                 (CUSIP Number)

                              Louis F. Burke, Esq.
                               Louis F. Burke P.C.
                                600 Third Avenue
                          New York, New York 10016-2078
                                 (212) 878-1634
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                 March 10, 1998
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



                                Page 1 of 4 pages




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                                  SCHEDULE 13D

CUSIP No. L20708100                                            Page 2 of 4 Pages
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

          Central Wechsel - und Creditbank AG
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3) SEC USE ONLY

--------------------------------------------------------------------------------
4) SOURCE OF FUNDS
             WC (See Item 3)
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
            REPUBLIC OF AUSTRIA
--------------------------------------------------------------------------------
                  7)    SOLE VOTING POWER
                          1,075,000 (See Item 5)
                  --------------------------------------------------------------
NUMBER            8)  SHARED VOTING POWER
OF SHARES               None
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          9)  SOLE DISPOSITIVE POWER
EACH                    1,075,000  (See Item 5)
REPORTING         --------------------------------------------------------------
PERSON            10) SHARED DISPOSITIVE POWER
WITH                    None
--------------------------------------------------------------------------------
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,075,000 (See Item 5)
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                         [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       12.14%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
           BK


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                                                               Page 3 of 4 pages
Item  1.   Security and Issuer.

         This Amendment No. 1 relates to Common Shares (the "Shares"), of The Cronos Group, an entity organized under the laws of The Grand Duchy of Luxembourg (the "Issuer"). The principal executive offices of the Issuer are located at 35 rue Glesener, L-1631 Luxembourg.

Item 2.   Identity and Background.

         The Reporting Person is Central Wechsel - und Creditbank AG, a commercial banking institution organized under the laws of the Republic of Austria ("Reporting Person"). Its business and office address is located at Kaerntner Stra(beta)e 43, 1015 Vienna Austria.

         During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

         The Reporting Person used its working capital in order to pay for the Shares in the amount of $11,825,000. See Item 4 below.

Item 4.  Purpose of Transaction.

         This filing is made to report that the Reporting Person has become the sole owner of 1,075,000 Shares pursuant to the terms of a pledge agreement between the Reporting Person and Enavest Holding SA ("Enavest") following the default of the repayment of a loan by Enavest. On April 2, 1996, the Reporting Person entered into a loan agreement with Enavest whereby Enavest acknowledged a debt to the Reporting Person in the principal amount of $15,683,915.10, which debt obligation was secured in part, by 1,075,000 Shares owned by Enavest, pursuant to a pledge agreement. The pledge agreement between Enavest and the Reporting Person provided in part that in the event of Enavest's default in repayment of the loan, the Reporting Person may, under the pledge agreement, become the owner of the Shares and sell the Shares to satisfy all or part of the outstanding loan obligation. In mid-1996, Enavest defaulted with respect to the repayment of the loan.

         Under Austrian law, the 1,075,000 Shares were transferred to the Reporting Person in a dealer transaction. The purchase price of the Shares paid by the Reporting Person has been credited towards the debt. Ultimately, depending upon market conditions, the Reporting Person intends to sell all or part of the Shares.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person is the owner of 1,075,000 Shares, representing approximately 12.14% of the outstanding Shares, based on 8,858,378 Shares of the Issuer reported to be outstanding on Form 20-F (Commission File No. 0-24464) of the Issuer dated December 31, 1996.

         (b) The Reporting Person has sole voting and dispositive power over 1,075,000 Shares.



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                                                               Page 4 of 4 pages

         (c) On March 10, 1998, the Reporting Person perfected ownership of 1,075,000 Shares under the law of Austria at $11 per share in a dealer transaction in Vienna, Austria. (See item 4 above.)

         (d) and (e) N/A.

Item 6.  Contracts, Arrangements, Understandings or Relationships With
            Respect to Securities of the Issuer.

                  None

Item 7.  Material to be Filed as Exhibits.

                  1. Pledge agreement between Reporting Person and Enavest dated April 2, 1996 (incorporated by reference to Schedule 13D dated March 25, 1997 filed by the Reporting Person with respect to the Issuer).

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: March 10, 1998

                                             CENTRAL WECHSEL - UND CREDITBANK AG


                                          By: /s/ Dr. Paul Auerbach
                                              ----------------------------------

                                          By: /s/ Berta Obal
                                              ----------------------------------

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